Exhibit 99.1


   Explanation of Responses:

   (1) As of November 30, 2004, LB I Group held shares of Series A Convertible Preferred Stock (the "Series A Shares") convertible into 740,401 shares of common stock, par value $0.10 per share (the "Common Shares") of Healthaxis, Inc., at a price of $2.625 per share, warrants to acquire 387,117 Common Shares at an exercise price of $5.50 per share (the "2004 Warrants") and 662,949 Common Shares. On November 30, 2004, LB I Group converted 673,200 shares of its Series A Shares into 673,200 Common Shares. As a result of this conversion and after closing certain trading positions, LB I Group held 662,949 Common Shares, or 19.3% of the Common Shares deemed issued and outstanding as of November 30, 2004. The Series A Shares and the 2004 Warrants contain an issuance limitation prohibiting LB I Group from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by LB I Group and its affiliates of more than 4.99% of the Common Shares then issued and outstanding (the "Blocker"). The partial conversion of the Series A Shares on November 30, 2004 into 673,200 Common Shares exceeded the Blocker's 4.99% limitation.